SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                               Newmark Homes Corp.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -------------------------------------------
                         (Title of Class of Securities)

                                    651578106
                               ------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 15, 1999
          ------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [X]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
 -------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  USA  Holdings  Corp.
          IRS  Identification  No.  75-2255876
 ------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [  ]          (b)  [  ]
 ------------------------------------------------------------------------------
     3     SEC  USE  ONLY
 ------------------------------------------------------------------------------
     4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
 ------------------------------------------------------------------------------
                  5     SOLE  VOTING  POWER
                        0
NUMBER  OF --------------------------------------------------------------
SHARES            6     SHARED  VOTING  POWER
BENEFICIALLY            0  shares  of  Common  Stock
OWNED  BY
EACH       --------------------------------------------------------------
REPORTING         7     SOLE  DISPOSITIVE  POWER
PERSON  WITH            0
           --------------------------------------------------------------
                  8     SHARED  DISPOSITIVE  POWER
                        0  shares  of  Common  Stock
 ------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  0  shares  of  Common  Stock

 ------------------------------------------------------------------------------
     10    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
           SHARES*[  ]
 ------------------------------------------------------------------------------
     11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                0%
 ------------------------------------------------------------------------------
     12    TYPE  OF  REPORTING  PERSON*
                         CO
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
 -------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

          Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
          IRS  Identification  No.  --  N/A  --  Foreign  Corporation
 ------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [  ]               (b)  [  ]
 ------------------------------------------------------------------------------
     3    SEC  USE  ONLY

 ------------------------------------------------------------------------------
     4    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                    Taiwan,  Republic  of  China
 ------------------------------------------------------------------------------
                  5     SOLE  VOTING  POWER
                        0
NUMBER  OF     --------------------------------------------------------------
SHARES            6     SHARED  VOTING  POWER
BENEFICIALLY            0  shares  of  Common  Stock
OWNED  BY
EACH     --------------------------------------------------------------
REPORTING         7     SOLE  DISPOSITIVE  POWER
PERSON  WITH            0
         --------------------------------------------------------------
                  8     SHARED  DISPOSITIVE  POWER
                        0  shares  of  Common  Stock
 ------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  0  shares  of  Common  Stock
 ------------------------------------------------------------------------------
     10    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
           SHARES*[  ]
 ------------------------------------------------------------------------------
     11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                 0%
 ------------------------------------------------------------------------------
     12    TYPE  OF  REPORTING  PERSON*
                                 CO
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
 -------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

          Pacific  Realty  Group,  Inc.
          IRS  Identification  No.  75-2495235
 ------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [  ]               (b)  [  ]
 ------------------------------------------------------------------------------
     3    SEC  USE  ONLY
 ------------------------------------------------------------------------------
     4    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Nevada
 ------------------------------------------------------------------------------
                  5     SOLE  VOTING  POWER
                        0
NUMBER  OF     --------------------------------------------------------------
SHARES            6     SHARED  VOTING  POWER
BENEFICIALLY            0  shares  of  Common  Stock
OWNED  BY
EACH           --------------------------------------------------------------
REPORTING         7     SOLE  DISPOSITIVE  POWER
PERSON  WITH            0
               --------------------------------------------------------------
                  8     SHARED  DISPOSITIVE  POWER
                        0  shares  of  Common  Stock
 ------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  0  shares  of  Common  Stock
 ------------------------------------------------------------------------------
     10     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
 ------------------------------------------------------------------------------
     11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                  0%
 ------------------------------------------------------------------------------
     12     TYPE  OF  REPORTING  PERSON*
                                  CO
 ------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER

             No  change.

ITEM  2.     IDENTITY  AND  BACKGROUND

             No  change.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

             No  change.

ITEM  4.     PURPOSE  OF  TRANSACTION.

             No  change.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)           Amount  beneficially  owned:  0  shares*
                   Percent  of  class:  0%

     (b)           Number  of  shares  to  which  the  Reporting  Person  has:

          (i)      Sole  power  to  vote  or  to  direct  the  vote:  0  shares

          (ii)     Shared  power  to  vote  or  to  direct  the  vote:  0 shares

          (iii)    Sole  power  to  dispose or to direct the  disposition of:  0 shares

          (iv) Shared power to dispose or to direct the disposition of:0 shares

     (c) On December 15, 1999, the Reporting Person sold 9,200,000 shares of the Issuer's Common Stock to Technical Olympic USA, Inc., for a price of $9.34783 per share. The transaction was effected in Houston, Texas pursuant to a Stock Purchase Agreement between Pacific USA Holdings Corp., Pacific Realty Group, Inc. and Technical Olympic USA, Inc.

     (d) The Reporting Person knows of no other person that has the right to receive or power to direct the receipt of dividends or proceeds from the sale of the Reporting Person's Common Stock.


     (e) On December 15, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's Common Stock.

*Pacific Realty Group, Inc., had directly owned 9,200,000 shares of the Issuer's Common Stock. Pacific Realty Group, Inc., is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a wholly owned subsidiary of Pacific Electric Wire & Cable Co., Ltd.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not  applicable.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit  99.1.  Joint  Filing  Agreement
Exhibit 99.2 Stock Purchase Agreement by and among Pacific USA Holdings Corp., Pacific Realty Group, Inc. and Technical Olympic USA, Inc.



     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     December  17,  1999

                                   Pacific  USA  Holdings  Corp.


                                   By:     /s/  Bill  C.  Bradley
                                           -----------------------------
                                                Bill  C.  Bradley,
                                                Chief  Executive  Officer


                                   Pacific  Electric  Wire  &  Cable  Co.,  Lt.d


                                   By:     /s/  Tung  Ching-yun
                                           -----------------------------
                                                Tung  Ching-yun,
                                                Vice  President


                                   Pacific  Realty  Group,  Inc.


                                   By:     /s/  Michael  C.  McCraw
                                           -----------------------------
                                                Michael  C.  McCraw,
                                                Chairman